

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2009

Via Facsimile and U.S. Mail
Kris Hagerman
Chief Executive Officer
Corel Corporation
1600 Carling Ave.
Ottawa, Ont.
Canada, K1Z 8R7

> **Re:** **Corel Corporation**
> **Schedule 14D-9**
> **Filed November 12, 2009**
> **Amendments to Schedule 14D-9 filed November 16 and 18, 2009**
> **Schedule 13e-3 filed November 16, 2009**
> **Schedule 13e-3/A filed November 18, 2009**
> **File No.: 5-42617**

Dear Mr. Hagerman:

We have limited our review of the above referenced filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13e-3

1. In response to Item 13 of Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to

security holders. *See* Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 Supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance.

Exhibits (a)((2)(i); (a()(2)(ii)

Schedule 14D-9/A filed November 16, 2009

Item 4. The Solicitation or Recommendation

2. Please refer to Exchange Act Rule 13e-3(e)((1)(ii) and revise to provide the information required by Items 7, 8 and 9 of Schedule 13e-3 in a Special Factors section at the front of the disclosure document.

3. As currently drafted, the disclosure does not clearly distinguish between the fairness discussion and the recommendation being made to securityholders. As noted in our prior comment, revise this section to clearly identify disclosure items responsive to Items 7, 8 and 9 and Schedule 13e-3.

4. Please see our comment above. It does not appear that all the information required Item 1013(c) of Regulation M-A has been disclosed. Please revise accordingly.

5. Revise all the disclosures regarding fairness of the transaction throughout the document to address fairness to <u>unaffiliated</u> shareholders (versus minority shareholders). *See* Question and Answer #19 in Exchange Act Release No. 34-17719.

6. Refer to Item 1014(a) of Regulation M-A. As noted therein, the <u>subject company</u> must provide its assessment of the fairness of the transaction to unaffiliated shareholders. Revise the disclosure to expressly indicate whether Corel Corp, and not only the Designated Directors, has determined that the proposed transaction is fair to unaffiliated shareholders. Each filing person must independently address each of the factors identified in Instruction 1014 of Regulation M-A, or expressly adopt the analysis of any other party. Please revise or advise. See Question & Answer No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

Procedural Fairness, page 5

7. Please refer to our prior comment. Revise the discussion of procedural fairness to disclose the filing person's belief as to the procedural fairness of the transaction.

8. We refer you to disclosure in the first sentence of the first paragraph under this heading. Please explain how the inability to "block the Offer" factors into the consideration of procedural fairness. In this regard, provide context to this statement and acknowledge that notwithstanding the voting power held by Vector, the subject company had the option of recommending, rejecting or taking a neutral position with respect to the offer.

9. The second bullet point under this heading references the consideration given to the "time" the Designated Directors had to analyze the Offer as a factor contributing towards the procedural fairness of the transaction. Please provide context to this statement and explain that the decision to move from a neutral position to a recommendation and determination of fairness occurred over the course of 4 calendar days.

10. We refer you to the Schedule 14D-9 originally filed on November 12, 2009. As noted therein, during negotiations on November 8, 2009 through November 10, 2009, the Designated Directors indicated their willingness to consider "taking a neutral position with respect to the Offer at a price of over $4.00 per share…" Given this background, please further clarify the reasons why the Company is recommending a transaction at a price of $4 per share versus remaining neutral with respect to the offer. Please supplement your disclosure and describe any conversations amongst the Designated Directors, their advisors and Vector Capital that are material to an understanding of the reasons for the company choosing to recommend the transaction versus remaining neutral.

11. Explain in further detail what specific aspects of the business operations, assets and financial condition of the company were considered by the Board and Designated Directors in arriving at their recommendation and conclusion of fairness.

12. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. For example, revise to address whether or not the Designated Directors considered:
    *   the going concern value of the company; and,
    *   the various valuation analyses conducted by Genuity, some of which included upper price ranges per share that were above the $4 offer price.

    In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

13. We refer you to disclosure in the Schedule TO-T/A filed on November 16, 2009 by the bidder and its affiliates. As noted therein, the Designated Directors discussed indications of interests received from Parties D, E, and F who were offering a price per share in the range of $4.00-$4.50. Please revise to further address whether and if so, how, the Designated Directors considered such offer (s). Specifically, please disclose the Designated Directors' consideration of the range of these prices in their determination of the fairness of the per share offer price of $4 per share. Refer to Item 1014(f) of Regulation M-A.

Forward Looking Statements, page 14

14. Please refer to the disclosure contained under this heading. We note the last sentence disclaiming any "intention or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change…" Please remove this statement and similar statements as they are inconsistent with the Company's obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Rule 13e-3(d)(2). Please amend the Schedule 13E-3 and Schedule 14D-9 accordingly and refrain from including such language in future press releases and filings.

Annex I

15. The fairness opinion provided by Genuity states that the opinion was provided to the Board and may not be "quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Genuity…" Please disclose whether Genuity has consented to the reproduction of its opinion in the Schedule 14D-9.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Joel I. Greenberg, Esq.
        Kay Scholer LLP
        212-836-8211